Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

August 20, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 574,816 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from August 12, 2024, up to and including August 16, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 132,274,356 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (132,274,356) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
12/08/2024	LSE	84,693	980.45
12/08/2024	BATE	14,099	981.66
12/08/2024	CHIX	39,032	982.42
12/08/2024	AQUIS	8,910	981.39
13/08/2024	LSE	55,762	957.92
13/08/2024	BATE	16,291	955.45
13/08/2024	CHIX	40,479	956.01
13/08/2024	AQUIS	9,182	954.47
14/08/2024	LSE	84,760	953.62
14/08/2024	BATE	12,224	954.95
14/08/2024	CHIX	21,867	954.75
14/08/2024	AQUIS	5,134	954.85
15/08/2024	LSE	34,230	981.64
15/08/2024	BATE	14,072	983.34
15/08/2024	CHIX	35,959	981.30
15/08/2024	AQUIS	7,674	984.71
16/08/2024	LSE	35,789	953.22
16/08/2024	BATE	14,643	951.89
16/08/2024	CHIX	36,014	952.84
16/08/2024	AQUIS	4,002	953.69

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123